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                              October 23, 2023

       Carol Tom
       Chief Executive Officer
       United Parcel Service, Inc.
       55 Glenlake Parkway, N.E.
       Atlanta, GA 30328

                                                        Re: United Parcel
Service, Inc.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed March 20,
2023
                                                            File No. 001-15451

       Dear Carol Tom  :

               We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

       Definitive Proxy Statement on Schedule 14A filed March 20, 2023

       Pay versus Performance, page 63

   1. We note that you have included Adjusted Operating Profit, a non-GAAP measure, as your
                                                        Company-Selected
Measure pursuant to Regulation S-K Item 402(v)(2)(vi). Please provide disclosure
showing how this number is calculated from your audited financial statements, as required
by Regulation S-K Item 402(v)(2)(vi). Incorporation by reference to a separate filing
will not satisfy this disclosure requirement.
   2. Refer to the tables titled "CEO Equity Component of CAP" and "Average Other NEOs
                                                        Equity Component of
CAP." In is unclear what amounts are reflected in the columns titled "Year over Year
Change in Fair Value of Equity Awards Granted in Prior Years that
                                                        Vested in the Year."
Specifically, equity awards granted in prior years that vest during the relevant year should be
valued as the difference between the fair value as of the end of the prior fiscal year and
the vesting date, and not a "year over year" change in value. Please ensure that your table
headings reflect accurately the amounts used to calculate
                                                        compensation actually
paid. Refer to Item 402(v)(2)(iii)(C)(1)(iv) of Regulation S-K.
 Carol Tom
FirstName LastNameCarol
United Parcel Service, Inc. Tom
Comapany
October 23,NameUnited
            2023         Parcel Service, Inc.
October
Page 2 23, 2023 Page 2
FirstName LastName
       Please contact Alyssa Wall at 202-551-8106 or Amanda Ravitz at 202-551-3412 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Disclosure Review
Program